UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment. No. 3)

HIGHLANDS REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

43110A 104

(CUSIP Number of Class of Securities)

Robert J. Lange

Executive Vice President, Chief Operating Officer

and General Counsel

1 South Dearborn Street, 20th Floor

Chicago, Illinois 60603

(312) 583-7990

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Evan Hudson Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-9400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Highlands REIT, Inc., a Maryland corporation (the “Company”) on October 24, 2023, as amended on November 8, 2023, and November 20, 2023. The Schedule TO relates to the offer by the Company to purchase for cash up to $25 million in value of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a price specified by the tendering stockholders of not greater than $0.14 or less than $0.12 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2023, as amended on November 8, 2023, and November 20, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended on November 20, 2023 (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer.” The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Only those items amended are reported in this Amendment No. 3. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Amended and Restated Offer to Purchase, the Amended and Restated Summary Advertisement and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference. You should read Amendment No. 3 together with the Schedule TO, as amended by Amendment No. 1 and No. 2, the Offer to Purchase and the Letter of Transmittal.

This Amendment No. 3 is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4:

-	The Company has received the final results of the Offer, which expired at 11:59 p.m., New York City time, on December 6, 2023.
-	169,393,767 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase 169,393,767 Shares at a purchase price of $0.14 per Share, for an aggregate purchase price of $23,715,127.42, excluding fees, any excise taxes and expenses relating to the Offer. The total number of 169,393,767 Shares that the Company has accepted for purchase in the Offer represents approximately 19% of the total number of Shares outstanding as of October 23, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2023	Highlands REIT, Inc.

	By:	/s/ Robert J. Lange
Robert J. Lange
Executive Vice President, Chief Operating Officer and General Counsel

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated October 24, 2023

(a)(1)(B)**	Letter of Transmittal

(a)(1)(C)**	Important Instructions and Information, dated October 24, 2023

(a)(1)(D)**	Odd Lot Certification Form

(a)(1)(E)**	Form of Withdrawal Letter

(a)(1)(F)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 24, 2023

(a)(1)(G)**	Form of Letter to Clients, dated October 24, 2023

(a)(1)(H)**	Amended Letter of Transmittal

(a)(1)(I)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2023

(a)(1)(J)**	Form of Letter to Clients, dated November 20, 2023

(a)(5)(A)**	Summary Advertisement in the New York Times, dated October 24, 2023

(a)(5)(B)**	Letter to Stockholders from the President and Chief Executive Officer of the Company, dated November 20, 2023

(d)(1)	Highlands REIT, Inc. 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(2)	First Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated May 10, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(3)	Second Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated August 12, 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on August 12, 2021)

(d)(4)	Highlands REIT, Inc. Retention Bonus Plan, dated August 9, 2016 (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 12, 2016)

(d)(5)	Highlands REIT, Inc. Director Compensation Program (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-12G/A, as filed by the Company with the SEC on April 8, 2016)

(d)(6)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(7)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(8)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Paul Melkus (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(9)	Offer Letter, dated June 6, 2019, by and between Highlands REIT, Inc. and Kimberly A. Karas (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2019)

(d)(10)	Change in Control and Severance Agreement, dated as of July 8, 2019, by and between Highlands REIT, Inc. and Kimberly A. Karas (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2019)

(d)(11)	Separation Agreement and General Release, dated November 4, 2020, by and between Highlands REIT, Inc. and Paul A. Melkus (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 4, 2020)

(d)(12)	Amended and Restated Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)

(d)(13)	Amended and Restated Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)

107**	Calculation of Filing Fee Table

* Filed herewith.

** Filed previously.